7 September 2026

RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the “Company”) announces in compliance with the UK and EU Market Abuse Regulations that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares between 7 September 2026 and 21 October 2026 (the "Programme"), with a spend in this period of £125 million. This follows the successful completion of a £150 million non-discretionary programme on 4 September 2026. Both programmes are part of the £2.25 billion to be deployed on share buybacks in 2026, as announced on 12 February 2026.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 23 April 2026 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 145.1 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 9 of the Listing Rules.

The Company has entered into an agreement with J.P. Morgan Securities plc (JPMS plc) under which it has issued instructions to JPMS plc to manage the Programme. JPMS plc will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. JPMS plc will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

-ENDS-

Enquiries

Paul Sullivan (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724

Legal Entity Identifier: 549300WSX3VBUFFJOO66